SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☒Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PHH Corporation Employee Savings Plan
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The PHH Corporation Employee Savings Plan (the “PHH Plan”) has delayed the filing of its annual report on Form 11-K for the year ended December 31, 2006 (the “Form 11-K”) beyond the Securities and Exchange Commission (“SEC”) deadline. As previously disclosed, PHH Corporation (the “Company”) experienced significant delays in the completion of its financial statements for the years ended December 31, 2005 and December 31, 2006 and the quarters ended March 31, 2006, June 30, 2006, September 30, 2006 and March 31, 2007. During June 2007, the Company devoted significant resources, including substantially all of its accounting staff, to the completion of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”) in order to become a current filer with the SEC.  The Company filed the Form 10-Q with the SEC on June 28, 2007. In the process of finalizing the Form 11-K, the Company became aware of certain transactions within the PHH Plan that required additional evaluation to determine whether such transactions impacted the financial statements or required additional disclosure in the Form 11-K. The Company is evaluating these transactions and expects that the Form 11-K will be filed with the SEC as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William F. Brown	(856)	917-0903
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are subject to the risks and uncertainties described in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and other known and unknown risks, uncertainties and factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts.

PHH Corporation Employee Savings Plan
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 2, 2007	By:	/s/ Clair M. Raubenstine
		Name:	Clair M. Raubenstine
		Title:	Member, Employee Benefits Plan Committee